FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

 June 20, 2024 and July 24, 2024

Item 3 News Release

The news release was disseminated on June 20, 2024 and July 24, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

On June 20, 2024, the Company announced the previously-disclosed spin-off of its wholly- owned subsidiary, Vizsla Royalties Corp., would close effective 12:01 a.m. on June 24, 2024.

On July 24, 2024, the Company announced the results from the independent preliminary economic assessment on its 100%-owned flagship Panuco silver-gold project located in Mexico.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On June 20, 2024, the Company announces that it has received final TSX Venture Exchange ("TSX-V"") approval of the previously announced plan of arrangement ("Arrangement") to reorganize its business, including the spin-off of its wholly-owned subsidiary, Vizsla Royalties Corp. The Arrangement will close effective 12:01 a.m. on June 24, 2024. Existing common shares of Vizsla Silver will be delisted on the TSX-V effective on the close of business on June 21, 2024. New common shares of Vizsla Silver will commence trading on the TSX-V at the market opening on June 24, 2024. The CUSIP number for the new common shares of Vizsla Silver will be 92859G608.

On July 24, 2024, the Company announced the results from the  independent preliminary economic assessment ("PEA") on its 100%-owned flagship Panuco silver-gold project ("Panuco" or the "Panuco Project") located in Mexico.

The PEA, completed by Ausenco Engineering Canada ULC ("Ausenco"), supported by Entech Mining Ltd. ("Entech") and SGS Canada Inc. ("SGS"), provides a robust base case assessment for developing Panuco as a long-life, high-margin underground precious metals mine with low initial capital requirements and a fast timeline to production.

The Company cautions that the results of the PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them to be classified as mineral reserves. There is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Please see full news release posted on SEDAR+ on July 24, 2024.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

August 21, 2024